UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

MINUTES OF THE ORDINARY GENERAL MEETING HELD ON APRIL 29, 2026

DATE, TIME AND PLACE: 04.29.2026, at 3 p.m., at the registered office of Banco Santander (Brasil) S.A. ("Santander Brasil" or "Company"), located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, nº 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

INSTALLATION QUORUM: Shareholders representing 95.57% of the Company's voting capital, as verified by the signatures in the Shareholders' Attendance Book and considering the remote voting ballots, as per the summarized voting map disclosed by the Company.

LEGAL PRESENCE: (i) the Company’s Officer Mr. Leonardo Augusto de Andrade Barbosa; (ii) Mrs. Anna Paula Dorce Armonia, Accountant of the Company; and (iii) Mrs. Maria José De Mula Cury, representative of PricewaterhouseCoopers Auditores Independentes, the Company's independent auditor.

BOARD: President: Leonardo Augusto de Andrade Barbosa; and Secretary: Carolina Silvia Alves Nogueira Trindade.

CALL NOTICE AND LEGAL PUBLICATIONS: (1) Call notice published in the newspaper "Valor Econômico" in editions of March 28 and 31, 2026 and April 1, 2026; and (2) Financial Statements of the Company related to the fiscal year ended on December 31, 2025, jointly with the Management Report, the balance sheet, other documents part of the financial statements, external auditors’ opinion and Audit Committee Report, published in the newspaper “Valor Econômico”, in an edition of February 05, 2026.

AGENDA: (i) To take the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2025, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report; (ii) To decide on the allocation of net income for the year 2025 and the distribution of dividends; and (iii) To fix the annual global compensation of the Company´s management and members of Audit Committee for the 2026 fiscal year.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of documents related to the agenda is waived, since they are fully known to the shareholders and were made available on the CVM website (www.cvm.gov.br) on March 27, 2026; (2) The declarations of votes, protests and dissents that may be presented shall be numbered, received and authenticated by the Board, shall be filed at the Company's headquarters, pursuant to Article 130, paragraph 1, of Law No. 6,404/76, and shall be sent to the CVM by means of an electronic system available on the CVM's website on the World Wide Web, pursuant to Article 22, item IX, of CVM Resolution No. 80/2022; and (3) The drafting of these minutes in the form of a summary and its publication with the omission of the signatures of all shareholders is authorized, pursuant to paragraphs 1 and 2 of Article 130 of Law 6,404/76.

REMOTE VOTING: The shareholders present decided to waive the reading of the Consolidated Voting Map disclosed to the market on April 28, 2026, as provided for in the Article 46- C, sole paragraph of CVM Resolution No. 81/2022, which was made available for consideration by shareholders. Regarding the provisions of the item II, of the 5º paragraph of Article 48 of CVM Resolution No. 81/2022, it is noted that there was no interest on the part of the participating shareholders in changing the vote cast at a distance.

RESOLUTIONS: After the discussions related to the matters included in the Agenda, the Company's shareholders decided, with the abstention of those legally impeded:

(i)         TO APPROVE by majority, with 3,640,524,448 favorable votes, 4,417 against votes and 3,644,146 abstentions, the management accounts, and the Company’s Financial Statements related to the fiscal year ended December 31st, 2025, jointly with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion, Audit Committee Report, everything as proposed by the Board of Executive Officers, as per the meeting held on February 3, 2026, and included the recommendation of the Audit Committee and the favorable opinion of the Board of Directors, as per the meeting held on February 3, 2026;

(ii)        TO APPROVE by majority, with 3,644,153,919 favorable votes, 3,905 against votes and 15,187 abstentions, the destination of the net profit of the fiscal year ended on December 31st, 2025, in the amount of R$ 15,463,827,865.44, as follows: a) five per cent (5%), corresponding to R$ 773,191,393.27 to the Legal Reserve; b) R$ 7,620,000,000.00 were distributed to shareholders as Interest on Equity, attributed to the mandatory minimum dividends payable to shareholders, as approved at the Company’s Board of Directors’ meetings held on January 10, 2025; April 10, 2025; July 10, 2025; October 10, 2025 and December 22, 2025, paid from February 12, 2025; May 08, 2025; August 08, 2025; November 07, 2025; and February 05, 2026 respectively; and c) the remaining balance of R$ 7,070,636,472.17 to the Dividend Equalization Reserve, pursuant to Article 36, item III-a of the Company's Bylaws; and

(iii)      TO FIX by majority, with 3,643,638,589 favorable votes, 506,559 against votes and 27,863 abstentions, the annual overall compensation of the Company´s management, in the total amount of up to R$ 600,000,000.00 for the fiscal year of 2026 and the compensation of the Audit Committee in the amount of up to R$ 4,000,000.00, for a twelve-month (12) period beginning on January 1st, 2026, as proposed in the Management Proposal disclosed March 27, 2026. The Board of Directors will deliberate on the individual compensation of the members of the management.

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Leonardo Augusto de Andrade Barbosa, President and Carolina Silvia Alves Nogueira Trindade, Secretary. Shareholders: BANCO SANTANDER, S.A. – Carolina Silvia Alves Nogueira Trindade, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Carolina Silvia Alves Nogueira Trindade, attorney-in-fact; STERREBEECK, B.V. – Carolina Silvia Alves Nogueira Trindade, attorney-in-fact; MATEUS HENRIQUE NERY DE SANTANA; FELIPE GRAVENA DIAS; THIAGO VALENTIM PIXITORI CARDOSO; LUCIANO CARVALHO ZACOUTEGUY; YAN SALGADO LIMA; EDVANDRO AMANCIO DOS SANTOS; JESIEL SILVEIRA DA SILVA; JONAS EMANUEL JULIAO DA SILVA ALVES; DENILSON DONOLATO; ANTONIO PAULO LIMA DE CARVALHO;

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FRANCISCO OLAVIO TEIXEIRA COUTINHO; JOAQUIM CARLOS DE ALMEIDA OLIVEIRA E CRUZ; BRUNO POPIK; LUCIANA MENELAU OLIVEIRA E CRUZ; RAFAEL JACINTHO; CARLOS HENRIQUE BARBOSA CASSA JUNIOR; EDERSON MENDES BATISTA; SILVIO JOSE FERREIRA; VIDALVO SILVINO DA COSTA FILHO; DAVI HERCULANO ROMEIRO RODRIGUES; WESLEI GUADALUPE DE SOUZA; JARDIEL HENRIQUE DE LIMA BATISTA; BRUNO JORDAO INACIO; DANIEL GARCEZ SANT ANA; RICARDO TAMANINI; LOUISE BARSI; CARLOS DE OLIVEIRA; MARIO AUGUSTO MENEGHEL RANDO; JOAO MERLO FILHO; LUEDNA DIAS SANTOS; MARCELO JOVANI D ALMARCO; JORGE KUINSLER; RENAN DE ROSSI; LEVIR ITSURU OGUSUKO; DANIEL ANTUNES; RAFAEL NERI SILVA; LUCIO MARCELO DE ANDRADE; CLAITON BALDASSO; ROBERTO HARUO UECHI; ALESSANDRO SILVA DE SOUZA; DIEGO VINICIUS DIAS OLIVEIRA; ANTONIO FRANCISCO DA SILVA FILHO; MARCO ANTONIO BANDEIRA MENEZES; DANIEL DE OLIVEIRA PENHA; THIAGO VIEIRA HENRIQUE; ELAINE RODRIGUEZ DE SOUZA; JAILSON GOMES PEREIRA; VINICIUS DE FRANCA DA SILVA; IAGO LUAN DOS SANTOS DE SOUSA; GLAUBER SANDI MARTINS; LEANDRO AMARO ALVES; LUIZ CARLOS GIAMPAOLI DA SILVA; CARLOS EDUARDO ARAUJO DA FONSECA; ALEQUIS BATISTA DE AMORIM; CARLOS ALBERTO BATISTA DA SILVA; JOSE ROBERTO RODRIGUES JUNIOR; DANIEL ZAMBIANCO; BRENO OTTONI FRAGIORGE; ALEXANDRE DE MOURA COELHO PEREIRA; ALBERTO RODOLFO GONCALVES; RODRIGO MENDONCA BRAVO; GLEYDSON PUBLIO AZEVEDO; RODRIGO HARUO NISHIMI AGUENA; FABIO ALVES DA SILVA; FRANCO CLEIDSON FONSECA OLIVEIRA; BRUNO SILVA DE CARVALHO; VERUSKA MATISUSHITA COMARIN; EMILIO CARLOS RODRIGUEZ FAJIN; RAFAEL ECKE TAVARES BUSANELLO; RODRIGO FRAY DA SILVA; WILLIAM DE LIMA SANTOS; BRUNO MENEZES PEREIRA; WAGNER DA SILVA AZEVEDO; NESTOR NOGUEIRA JUNIOR; FABIO FEITOZA DA SILVA; ALESSANDRO NICOLAU TORRES; IGOR TADEU AVILA BARROS; ALEXSANDRO DIAS BATISTA; RAFAEL SOARES MELERO; RICARDO JOSE DA SILVA CAMPILONGO; ANDRE LUIZ DE REZENDE; EMERSON DE FREITAS; RICARDO ORNAGUI DE OLIVEIRA; FERNANDO SILVA SANTOS; WELCLEYS REZENDE PRADO; JEAN MICHEL MARQUES DA SILVA; GILSON ELIAS FREITAS; MARLON FERNANDO ALVES ZATSKO; FABIANO RAMOS; HELBERT APRIGIO DOS SANTOS FERREIRA; ERIVELTON OLIVEIRA DE SOUZA; CARLOS ALBERTO COELHO SANTIAGO; ALPHA ADMINISTRACAO DE BENS PROPRIOS LTDA; RAFAEL MORAES DE OLIVEIRA; JOSE ABELARDO VENANCIO VERCOSA; JOSE ROBERTO VIEIRA DA SILVA; JULIANO ALVES DA SILVA; LUIZ HENRIQUE DE PAULA MOREIRA; GERSON LUIZ DE ABREU HENRIQUES; DANIEL FERNANDO ARAUJO SAMPAIO; DANIELA CRISTINA TOMAZ ROSA; ROGERIO DE ARAUJO TEIXEIRA; DEMIAM GUI; RAFAEL VIEIRA DA SILVA; MARCOS DONIZETE DE MORAES; EDUARDO LOPES FARIAS; LIOMAR DE BORTOLI; PAULO CESAR FERREIRA E SILVA; MARCELO WILDI VARELA; EDNEIDE GOMES DE OLIVEIRA; HERMENILDO DA SILVA CARDOZO; JONATHAN DA SILVA MOREIRA; ELIEL DE SOUZA TAVARES; PEDRO CARLOS COSENTINO; EDUARDO CARDOSO BRAGA; JOSIEL DA CRUZ MACHADO; EDMEA ANDRADE DE AZEVEDO OLIVEIRA; BRUNO PERRELLA FRANCO MARTINS; WALDEMAR FERNANDES SERRA; WEISTER CARLOS DE OLIVEIRA; EVERTON HERMES SOUZA ALVES; SAMUEL CESAR GONCALVES DE LIMA; JEFERSON SOARES DA SILVA; SAMUEL GONCALVES CUNHA; EDUARDO FAGUNDES NUNES; JOSE GUILHERME GOMES DE LIMA; BRUNO SILVA VIEIRA; GUILHERME JESUS ABBARI; LAFITE MARIANO; THOMPSON ALENCAR DE OLIVEIRA; GUSTAVO ALBERTO FONSECA TEIXEIRA; PAULO CESAR CASONATO ROQUE; WESLEY DINIZ; PAULO HENRIQUE MENDES DE ANDRADE; MATHEUS LEONEL PAGGI; ROMULO QUINTELA DE ASSIS; PRISCILA DA SILVA NASCIMENTO; LUCIANO MICHAEL DE SOUZA; MARILINE DA COSTA LUZ MAGNUS DE SOUZA; ADSON BRITO MONTEIRO; PATRICIA APARECIDA ROSA LOPES DE ALMEIDA; ANTONIO INACIO DA ROCHA; FELIPE SOUZA; ROBERTA MARTINS DEQUI; LEONARDO CAJUEIRO D AZEVEDO; ANTONIO LAUDECI MANTOVANI; DANIEL RICARDO DA SILVA; ANDRE LUIZ DE ANDRADE DOWSLEY; MANOEL AUGUSTO CORDEIRO SILVEIRA; DIOGENES HORTENCIO DE SOUZA; YULEDIS LEGRA LEGRA; RAFAEL TAKESHI HARA; GIBSON BATISTA

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GOMES; ALTAMIR SANTOS FILHO; CARLOS FONSECA AVILA; KLEBER FERREIRA DOS SANTOS; RICARDO ALEXANDRE GUEDES; EDINALDO JOSE DA PENHA FILHO; VICTOR RICHARD FERREIRA DA SILVA; MICHEL CARNEIRO DE SOUZA; PAULO HENRIQUE DA SILVA OLIVEIRA; MARCOS AURELIO ALMEIDA DA SILVA; LUIS MAURO CARDOSO PEREIRA FILHO; THIAGO TITO DE ANDRADE; FABIO COSME RODRIGUES DOS SANTOS; MARCO ANTONIO FERNANDES RAMOS; ABNER CONCEICAO DA ROCHA; RICARDO NOGUEIRA; FRANCESCO BORTOLINI STRINGHINI; ERICO GIUVAINE STEIN MACHADO; WILLIAN GABRIEL BOMBACH; JULIO CESAR MOREIRA COSTA; THOMAS MAGNO DE JESUS SILVEIRA; MARCOS VINICIUS CASTRO ALVES; WAGNER ROBERTO DA SILVA ROSA; LUCAS CECCHIN; LUIS ROBERTO TEIXEIRA DA SILVA; DANIEL ALVES DA SILVA; SEBASTIAO MELO VIRTUOSO; WESLEY EVERTON FRANCA DE SOUSA; TIAGO DO COUTO SILVA; DANILO SA URTIGA NOGUEIRA; MARCELO COUTO DE SANTANA; JPMORGAN GLOBAL ALLOCATION FUND; JEFFREY LLC; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK; CONSTRUCTION BUILDING UNIONS SUPER FUND; GODFOND SVERIGE VARLDEN; SPP EMERGING MARKETS PLUS; VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER; VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER; MINISTRY OF ECONOMY AND FINANCE; VANGUARD EMERGING MARKETS STOCK INDEX FUND; LAERERNES PENSION FORSIKRINGSAKTIESELSKAB; VANGUARD ESG INTERNATIONAL; COMMINGLED PENSION TRUST FUND EMERGING MARKETS RESEARCH ENHA; JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; GLOBAL ALL CAP ALPHA TILTS FUND; NYLI WMC INTERNATIONAL RESEARCH EQUITY FUND; JPMORGAN ACTIVEBUILDERS EMERGING MARKETS EQUITY ETF; JNL EMERGING MARKETS INDEX FUND; COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA; JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF; FACTORY MUTUAL INSURANCE COMPANY; STOREBRAND SICAV; COMMINGLED PENSION TRUST FUND (GLOBAL ALL COUNTRY RESEARCH E; VANGUARD EMERGING MARKETS EX-CHINA ETF; VANGUARD INTERNATIONAL SHARES HIGH YIELD FUND; CAPITAL GROUP EMPLOYEE BENEFIT INVESTMENT TRUST; CAPITAL INTERNATIONAL FUND; INTERNATIONAL GROWTH AND INCOME FUND; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; ARROWSTREET GLOBAL EQUITY FUND; NEW WORLD FUND, INC.; STOREBRAND GLOBAL ALL COUNTRIES; STOREBRAND EMERGING MARKETS; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; RENAN OSORIO FORTES; JEAN FELIPE PEREIRA DA SILVA; CPPIB MAP CAYMAN SPC; ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND; MACKENZIE EMERGING MARKETS EQUITY INDEX ETF; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; BRIGHTER SUPER; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; ARROWSTREET GLOBAL MINIMUM VOLATILITY ESG ALPHA EX; NEPC INVESTMENT LLC; LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS; INVESCO MARKETS III PLC - INVESCO FTSE EMERGING MA; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS; ARROWSTREET CAPITAL COPLEY FUND LIMITED; STRIVE EMERGING MARKETS EX-CHINA ETF; MBB PUBLIC MARKETS I LLC; SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF; GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB; FIRST TRUST BLOOMBERG EMERGING MARKET DEMOCRACIES; ARROWSTREET (DELAWARE) L/S FUND L.P.; WELLINGTON-CIS GLOBAL

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EQUITY FUND, L.P.; ARROWSTREET CLARENDON TRUST FUND; CONNOR CLARK & LUNN COLLECTIVE INVESTMENT TRUST; INVESCO BCPL BADGER FUND; ARROWSTREET CAPITAL NEWBURY FUND LIMITED; SPDR S&P EMERGING MARKETS EX-CHINA ETF; ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; AMERICAN FUNDS INS SERIES NEW WORLD FUND; DIMENSIONAL EMERGING MKTS VALUE FUND; MANAGED PENSION FUNDS LIMITED; MULTI STYLE MULTI MANAGER FUNDS PLC; NORGES BANK; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE EMERGING M.S. OF THE DFA I.T.CO.; RAYTHEON TECHNOLOGIES C. M. R. TRUST; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; STATE UNIVERSITY RETIREMENT SYSTEM; 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST; NAV CANADA PENSION PLAN; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; ARROWSTREET CAPITAL EXETER FUND LIMITED; CC&L Q INTERNATIONAL EQUITY FUND LP; THE PUBLIC INSTITUITION FOR SOCIAL SECURITY; UTAH STATE RETIREMENT SYSTEMS; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; THE MASTER TRT BK JPN TRUSTEE OF JPM BRICS5 MOTHER FUND; STANLIB FUNDS LIMITED; SPDR SP EMERGING MARKETS ETF; DWS EMERGING MARKETS EQUITY FUND AS SERIES OF DEUTSCHE DWS; DWS LATIN AMERICA EQUITY FUND; CANADA PENSION PLAN INVESTMENT BOARD; ERIE INSURANCE EXCHANGE; COLONIAL FIRST STATE EMERGING MARKETS FUND 4; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; AMERICAN FUNDS INSURANCE SEIRES INTERNATIONAL GAI FUND; PICTET GLOBAL SELECTION FUND - G G M FUND; SCHWAB EMERGING MARKETS EQUITY ETF; ITHAN CREEK INVESTORS USB, LLC; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; COLONIAL FIRST STATE EMERGING MARKETS FUND 6; AUSTRALIAN RETIREMENT TRUST; BMO MSCI EMERGING MARKETS INDEX ETF; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; FIRST TRUST LATIN AMERICA ALPHADEX FUND; ISHARES V PUBLIC LIMITED COMPANY; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; VANGUARD FUNDS PUBLIC LIMITED COMPANY; ARROWSTREET US GROUP TRUST; BAY POND INVESTORS USB, LLC; BAY POND PARTNERS LP; ISHARES EMERGING MARKETS DIVIDEND ETF; BIMCOR GLOBAL EQUITY POOLED FUND; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF; STATE STREET IRELAND UNIT TRUST; ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); SPDR SP EMERGING MARKETS FUND; AMERICAN FUNDS DEVELOPING WORLD GROWTH AND INCOME FUND; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; LEGAL GENERAL U. ETF P. LIMITED COMPANY; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; COLUMBIA EM CORE EX-CHINA ETF; ARROWSTREET COLLECTIVE INVESTMENT TRUST; THE BOARD OF THE PENSION PROTECTION FUND; FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF; SCOTTISH W I S F ICVC-E. MRKT PARIS-A INDEX E.T. FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF; LEGAL & GENERAL ICAV; CC&L Q EMERGING MARKETS EQUITY FUND LP; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; ARROWSTREET INTERNATIONAL EQUITY EAFE ALPHA EXTENSION CIT; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; FRANKLIN LIBERTYSHARES ICAV; FRANKLIN LIBERTYQT

5

EMERGING MARKETS INDEX ETF; JPMORGAN ETFS (IRELAND) ICAV; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; MERCER EMERGING MARKETS SHARES FUND; MACKENZIE EMERGING MARKETS LARGE CAP FUND; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION; MERCER UCITS COMMON CONTRACTUAL FUND; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; CC&L Q EMERGING MARKETS EQUITY FUND; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; ALEX ROQUE GIORDAN; MARCELO RADAELLI; ADRIANY MARTINS; ARROWSTREET (DELAWARE) L/S FUND L.P.; LORENTZ; CCANDL Q EMERGING MARKETS EQUITY UCITS FUND A SUB FUND OF CO; REASSURE LIMITED; HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND; PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND; LEMANIA GLOBAL EQUITY; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; ARROWSTREET CAPITAL COPLEY FUND LIMITED; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; ARROWSTREET ACWI REDUCED CARBON ALPHA EXTENSION TR; ARROWSTREET CLARENDON TRUST FUND; ARROWSTREET CAPITAL NEWBURY FUND LIMITED; ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND; ARROWSTREET INTERNATIONAL EQUITY WORLD EX U.S. ALP; ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND; SALVADOR FERNANDES DE JESUS JUNIOR; RODRIGO GUEDES DE CAMARGO; JOSIVALDO JOSE DOS ANJOS; KAUE CEZARETTI DE REZENDE; JUNIOR FERNANDES DA SILVA; CAMBRIA GLOBAL VALUE ETF; T O V - CLUBE DE INVESTIMENTO; HENRIQUE CESAR NATIVIDADE LUCAS DA; ROGERIO FELCAR ZANATA; WANDERLEY BASTOS CARVALHO; and WILLINEY SILVA MOREIRA PEREIRA – by remote voting ballot; MONEDA LUXEMBOURG SICAV - LATIN AMERICA SMALL CAP FUND; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND; AMUNDI INDEX SOLUTIONS; ONEMARKETS FUND; and CAMBRIDGE UNIVERSITY ALL WORLD EQUITY FUND, represented by Lívia Beatriz Silva do Prado, attorney-in-fact; THE BANK OF NEW YORK MELLON – Carolina Silvia Alves Nogueira Trindade, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Carolina Silvia Alves Nogueira Trindade

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 29, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer